Contact

www.linkedin.com/in/arun-sarin-61a783101 (LinkedIn)

Honors-Awards

Honorary Knight of the British Empire

Arun Sarin

Former Chief Executive Officer at Vodafone Group plc
United States

Summary

Board Member: Chairman at Cerence,
Accenture PLC, Charles Schwab & Co and Ola Cabs.

Also chairman of Trepont, a SPAC looking for merger with a disruptive software company

Investor:
Numerous early stage companies in the TMT space. Investor in Olacabs, Ola Electric, Meesho, Exotel, Techsee, Pinelabs, Mobileum, Truecaller etc etc

Nonprofit:
UC Berkeley, Blum Center, School of Engineering.

Experience

Vodafone Group plc
Chief Executive Officer
2003 - 2008 (5 years)
Newbury UK

AirTouch
President and Chief Operating Officer, CEO International
1993 - 2000 (7 years)

Global Cellular and Paging Business

Pacific Telesis Group
Chief Strategy Officer, Various Executive Officer Positions
1984 - 1993 (9 years)
San Francisco

Holding Company of Pacific Bell and Pac Tel

Education

University of California, Berkeley, Haas School of Business
Master of Business Administration (MBA) · (1976 - 1978)

University of California, Berkeley
Master of Science (MS), Engineering · (1975 - 1978)

Indian Institute of Technology, Kharagpur
Bachelor of Technology (BTech), Engineering · (1970 - 1975)

Indian Institute of Technology, Kharagpur
B.Tech, Engineering · (1970 - 1975)